                                                                    Exhibit 2.11

                               BROOKE CORPORATION

                         ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of the stockholders of Brooke Corporation was held on January 26, 1991 at 4:30PM at the Holiday Inn in Salina, Kansas pursuant to proper and timely notice. The following stockholders were present in person: John Ballhorst; Dane Devlin; Shana Devlin; Michael Hess; Robert E. Maxwell; Leland Orr; Robert D. Orr, Robert D. Orr on behalf of Brooke management, Inc.; Robert
D. Orr on behalf of Windscheffel and Orr; John Windscheffel. The following stockholders were represented by proxy: John Overmiller and William K. Hutchinson.

A quorum existing, the following business was transacted. Robert D. Orr was selected to act as chairman of the meeting and Leland Orr was selected to act as secretary thereof.

Each stockholder present acknowledged receipt of a notice fixing the time and place of the annual meeting.

The minutes of the last annual stockholders meeting were read and approved.

The Chairman called for reports of the Corporation's officers. The officers presented a financial report.

The Chairman called for committee reports. There were no committee reports presented.

The Chairman called for nominations for election to the Corporation's board of directors. The following individuals were nominated: Robert D. Orr, Leland Orr, Dane Devlin and Michael Hess.

Upon motion duly made, seconded and unanimously carried, the secretary was directed to cast a unanimous ballot for the nominees.

The stockholders were then asked by the Chairman to present for discussion any unfinished business. The Chairman responded to several questions about the Corporation's advisory board of directors.

The stockholders were then asked by the Chairman to present for discussion any new business. The Chairman proposed that the stockholders amend the Corporation's bylaws to permit the election of a chairman of the board of directors who will serve as the Corporation's principal executive officer.

Upon motion duly made, seconded and unanimously carried, the stockholders voted to delete the first two sentences of Article IV paragraph 5 of the Corporation's bylaws and to insert the following in place of the deleted sentences:

"In the absence of the chairman or in event of his death, inability or refusal to act, the president shall perform the duties of the chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman. The president shall perform such other duties as from time to time may be assigned to him by the chairman or by the directors."

Upon motion duly made, seconded and unanimously carried, the stockholders voted to insert the following as paragraph 10 of Article IV of the Corporation's bylaws:

"The chairman shall be the principal executive office of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors."

There being no further business to come before the meeting, it was duly adjourned upon motion duly made, seconded and unanimously carried.

                                                         Leland Orr, Secretary